November 4, 2004


VIA FACSIMILE (215) 864-8999 and U.S. MAIL
Justin P. Klein, Esq.
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, Pennsylvania 19103-7599

Re:  	Nature`s Sunshine Products, Inc.
      Schedule TO filed October 27, 2004
File No. 005-32703

Dear Mr. Klein:

      We have the following comments on the above-referenced filing.

General
1. Wherever you recommend that security holders check the box captioned "Shares Tendered at Price Determined Pursuant to the Offer" to maximize the chance that their shares will be purchased, revise to include disclosure which explains that this feature may have the effect of decreasing the offer price because such tendered shares will effectively be considered available for purchase at the minimum price within the range you have set.

Section 3.  Procedures for Tendering Shares
Determination of Validity, page 17
2. Refer to your statement reserving the right to "waive any of the conditions of the offer...with respect to...any particular shareholder." In the event you waive a condition, you must waive it for all stockholders. Please revise accordingly.

Section 4.  Withdrawal of Tenders, page 18
3. Rule 13e-4(f)(2)(ii) requires that security holders have a right to withdraw tendered shares after the expiration of forty business days from the commencement of the tender offer if not yet accepted for exchange. Your disclosure references a date other than the fortieth business day. Is your intention to provide these "back-end" withdrawal rights earlier than forty business days after commencement? If not, please revise accordingly.

Section 5. Purchase of Shares and Payment of Purchase Price, page
19
4. Revise your disclosure in the third and sixth paragraphs to clarify that you will pay the purchase price "promptly," not "as soon as practicable" or "as promptly as practicable," following the expiration of the offer. Refer to Rules 13e-4(f)(5) and 14e-1(c).

Section 7.  Conditions of the Tender Offer, page 21
5. The first paragraph of this section contains language suggesting that once a condition is triggered, the offeror may decide in its reasonable judgment whether it is advisable to proceed with the offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). The company may not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it. Please confirm your understanding on a supplemental basis.
6. The condition contained in the third bullet on page 22 refers to an impairment of the benefits the company expects to receive from this offer. Since security holders should have a reasonable idea whether or not an offer condition is triggered, or at least should understand how this determination will be made, please revise to specify or generally describe those benefits.

Section 10. Certain Information Concerning Nature`s Sunshine, page
25
7. In the last paragraph of this section, you attempt to incorporate by reference any future documents or reports filed from the date of this offer until it is completed. However, Schedule TO does not permit such "forward" incorporation by reference. If the information provided to shareholders in the Offer to Purchase materially changes, you are under an obligation to amend the Schedule TO to update it and to disseminate the new information to shareholders in a manner reasonably calculated to inform them about the change. Please revise the disclosure accordingly.

Section 15. Extension of the Offer; Termination; Amendment, page
33
8. We note that you will use Business Wire to make public announcements. Please advise why you believe this method satisfies the requirement of Rule 13e-4(e)(3) that any material changes must be promptly disseminated in a manner reasonably designed to inform stockholders of the changes. In this regard, we note that depending on the materiality of the change in the terms of the offer, a public announcement by issuing a press release through Business Wire may not by itself satisfy your obligations under Rule 13e-4(e)(3).

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company and its management are in possession of all facts relating to a Company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that

* The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, then tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

      Direct any questions to me at (202) 942-2903. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


								Very truly yours,


      							Celeste M. Murphy
      							Attorney Advisor
      Office of Mergers and Acquisitions


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Justin P. Klein, Esq.
November 4, 2004
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE